Exhibit 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2006
	(Shares in Thousands)
	Shares	Earnings Per Share
Basic Weighted Average Shares Outstanding	17,222	$1.36

Diluted
Average Shares Outstanding	17,222
Common Stock Equivalents	343

	17,565	$1.33

	Year Ended December 31, 2005
	(Shares in Thousands)
	Shares	Earnings Per Share
Basic Weighted Average Shares Outstanding	12,394	$1.31

Diluted
Average Shares Outstanding	12,394
Common Stock Equivalents	342

	12,736	$1.27